April 1, 2009

VIA FEDERAL EXPRESS AND EDGAR

Division of Corporate Finance
Mail Stop 3561
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn: Ms. Cathey Baker and/or Mr. James Lopez

Re:         Omagine, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-156928
Filed on March 3, 2009

Form 10-Q/A for the quarterly periods ended March 31, June 30 and September 30, 2008 filed on March 4, 2009
Form 10-KSB/A for the fiscal year ended December 31, 2007 filed on March 4, 2009
File No. 0-17264

Dear Ms. Baker and Mr. Lopez:

This letter responds to comments contained in the Staff letter, dated March 16, 2009 and addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer with respect to the Company’s filing of (i) Amendment No. 1 to the Company’s Registration Statement on Form S-1, and (ii) the above referenced amended quarterly filings and annual filing.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the Registration Statement and filed an amended Registration Statement accordingly (the “Second Amended Registration Statement”).

Form S-1
General

1.
We note your response to prior comment one of our letter dated February 20, 2009.  Please file the exhibits that have not yet been filed.  Also, we note the reference on page 27 to a “concurrent” agreement on March 17, 2007 regarding shares and representations involving any future related person transactions with Mr. Hamdan and GLT.  Please advise us if you have filed these agreements and revise page 27 to describe briefly the nature of any relationships between the individuals other than their joint holdings of GLT.

Response:

All exhibits required to be filed as a result of our response to your prior comment number one of your letter dated February 20, 2009 have been filed.

 On March 19, 2007 concurrent with the signing of the Hamdan Agreement with respect to consulting services to be provided to the Company by Hamdan, the Company also signed (on March 19, 2007) another agreement with GLT and Hamdan (the "Subscription Agreement"). Pursuant to the Subscription Agreement, the then unpaid account payable of $245,449 due to GLT from JOL for services rendered by GLT to JOL between 2003 and 2006 was extinguished and exchanged for 2,454,490 shares of Omagine Common Stock.

The Hamdan Agreement has been filed previously as an Exhibit to the Company’s Annual Report filed on Form 10-KSB with the SEC on April 14, 2008.

The Subscription Agreement has been attached to the Second Amended Registration Statement as Exhibit 10.10.

Hamdan is the sole shareholder of The Global Leadership Team, Inc. (“GLT”). Each of Mr. Hamdan and Mr. Drohan own 50% of the equity of The Renaissance Team, Inc. (“TRT”) and TRT intends to acquire the business and certain assets of ("GLT"). Page 27 has been revised to disclose that there is no relationship between Hamdan and Drohan other than their joint ownership of TRT.

2.
Please revise page 17 and where appropriate to clarify the relationship between the company and the other equity investors, and to explain the company’s anticipated management, board, and shareholder representation assuming the development agreement is signed.  For example, it is unclear why the company’s $650,000 investment would result in a majority ownership of the development company when the other equity investors’ $49 million would be exchanged for a minority interest.  As other non-exclusive examples, it is unclear under what “certain circumstances” Mr. Hamdan will become the company’s President and COO; similarly, you state that CCC is not an investor in the Project Company but is expected to be hired as the general contractor.  However, you do not explain the basis for this expectation, and it is unclear if the construction agreement will be treated as a related person transaction.  Please see prior comments one and three and revise accordingly.

Response:

Page 17 and other relevant pages of the Registration Statement have been revised to clarify the relationships mentioned in your comment No. 2. (See Second Amended Registration Statement:  “Description of Business – The Omagine Project”).

Other than the relationship they will have as investors in and shareholders and owners of the Project Company, neither JOL nor the Company has any other personal or business relationship with CCIC, ORDC, MNK or RCA (the “Proposed Investors”) or with CCC - the proposed general contractor for the Omagine Project.

Assuming the development agreement is signed, the Company will add support staff in its New York office but presently expects no significant change in its present board of directors and management other than the addition of Mr. Hamdan.

Assuming the development agreement is signed, the Company expects that (i) its nominees to the Project Company’s Board of Directors will be elected and will reflect the Company’s 50.5% majority ownership of the Project Company, and (ii) the Proposed Investors’ nominees to the Project Company’s Board of Directors will be elected and will reflect the Proposed Investors’ 49.5% minority ownership of the Project Company, and (iii) the Board of Directors of the Project Company will operate in a collegial manner but will be controlled by the Company.

The Company has identified several candidates to fill various future executive and managerial positions at the Project Company after the development agreement has been signed. No commitments have been made to any of these potential employees of the Project Company and none will be made until the Development Agreement is signed.
As presently contemplated:

(i)
CCIC will be paying $49 million for a 12% equity stake in the Project Company (or $4.1 million per each 1%), conditioned upon its Omani subsidiary CCC being awarded the construction contract for the Omagine Project.  CCIC is not required to make its investment until (i) the construction contract between CCC and the Project Company is signed, and (ii) the Financial Closing Date has occurred, and

(ii)
ORDC, MNK and RCA (the “Omani Investors”) will be collectively paying $60 million for a 37.5% equity stake in the Project Company (or $1.6 million per each 1%).  Each of the Omani Investors is required to make its investment as follows: (i) seventy-five percent (75%) of its investment amount must be paid to the Project Company in no more than 6 consecutive monthly payments during the period between the signing of the development agreement and the Financial Closing Date, and (ii) the twenty-five percent (25%) balance of its investment amount must be paid to the Project Company on the  Financial Closing Date, and

(iii)
The Company’s wholly owned subsidiary, Journey of Light, Inc. (“JOL”) will be paying $656,500 for a 50.5% equity stake in the Project Company (or $13,000 per each 1%). JOL will be required to pay its investment amount to the Project Company upon incorporation of the Project Company.

There are qualitative differences in the level of risk associated with each of the Project Company shareholders’ investment in and financial support for the Project Company.

Among all the proposed shareholders of the Project Company, the Company and JOL took the greatest amount of risk by hiring and coordinating the various technical and professional consultants from various parts of the world necessary to envision, conceptually design, market and promote the Omagine Project and by spending the many millions of dollars required to accomplish the foregoing. As a result JOL and the Company have almost single-handedly brought the project to where it is today – approved by the Government of Oman with the final draft of the Development Agreement being presently negotiated and concluded.

The Omani Investors will put 75% of their investment into the Project Company in the period beginning immediately subsequent to the signing of the Development Agreement and ending prior to the Financial Closing Date (the date when the banks contract with the Project Company to provide the construction financing for the project). This capital infusion will benefit the Project Company greatly by allowing it to immediately start its design and construction process rather than waiting for the Financial Closing to occur. The Omani Investors are at risk here if the Financial Closing Date fails to occur. While this continues to be a real but limited risk, it has increased since mid-2008 as banks worldwide have tightened the availability of project finance.

CCIC will put all of their investment into the Project Company on the Financial Closing Date provided the contract for the construction of the project has been signed with CCC at such time. CCIC therefore will acquire a substantial construction contract for its CCC subsidiary and will not be required to invest in the Project Company until after the date that the construction financing from the banks necessary to pay CCC is in place.

The above arrangements may be modified as a result of the requirement that the Project Company be formed prior to the signing of the development agreement but any such modification will not change the investment amounts or timing as outlined above.

All of the above investment amounts and ownership percentages were negotiated by Company management on behalf of the Project Company in arms-length transactions between the Project Company and third parties which are not affiliated with the Company.

The answer to the question of:  “why the company’s $650,000 investment would result in a majority ownership of the development company when the other equity investors’ $49 million would be exchanged for a minority interest” is explained by the above risk parameters and by the Company’s conception of an imaginative design and presentation for the Omagine project but primarily by management’s negotiating skills. Management believes the most significant question is not “why the ownership percentages are so”. The most significant question is “does the Company really get 50.5% ownership of the Project Company for its $656,500 investment?” Because the answer to that question is yes, management views that fact as its single greatest accomplishment (among others) for its shareholders.

Pursuant to the Hamdan Agreement, the “certain circumstances” under which Mr. Hamdan will become the company’s President and COO are primarily the execution by the parties of the Development Agreement and the occurrence of the Financial Closing Date but also include the normal and customary mutual agreements between the Company and Hamdan with respect to compensation related matters. These “certain circumstances” have been added into the narrative of the Second Amended Registration Statement. ( See “Certain Relationships and Related Transactions”)

CCC is not an investor in the Project Company but is expected to be hired as the general contractor for the Omagine Project. CCC is a subsidiary of CCIC. As explained hereinabove and in the S-1, the basis for this expectation is the terms and conditions of the CCIC Agreement which specifies the award of the construction contract to CCC as a condition precedent to CCIC’s obligation to invest in the Project Company. Since CCIC will be a shareholder of the Project Company and its subsidiary CCC will be hired by the Project Company as the general contractor for the Omagine Project, it is clear that – with respect to the Project Company - the contract appointing CCC as the project’s general contractor will be a “related party transaction”. The CCIC Agreement specifically contemplates this fact and requires CCIC and CCC to be transparent and competitive in their negotiation of the construction contract’s terms, conditions and prices. Furthermore, the Project Company will be assisted in this contract negotiation by specialist firms in the engineering and construction management business that will also be hired by the Project Company and although CCIC will be represented on the Board of Directors of the Project Company, JOL will control that Board of Directors.

Form 10-Q/As for the quarterly periods ended March 31, June 30, and September 30, 2008
Form 10-KSB/A for the fiscal year ended December 31, 2007

Controls and Procedures

3.
We note that, although the discussion of changes in internal controls in Form 10-Q/A for the quarterly period ended March 31, 2008 has been amended, the discussion nonetheless continues to state on page 5 that, “There have been no significant changes in the Company’s internal controls or other factors which could significant affect internal controls subsequent to the date of evaluation.”  We therefore reissue comment 5 of our previous letter dated February 20, 2009.

Response:

In all our future filings the language referenced in your comment #3 above (and in comment #5 of your February 20, 2009 Staff letter) will be consistent with the language of Item 308(c) of Regulation S-K.

Form 10-KSB/A for the fiscal year ended 12/31/2007
Item 8A(T), page 5

4.
We note the discussion in the second full paragraph on pages 5-6 of statements concerning inherent limitations in internal control over financial reporting and risks that controls may become inadequate. We reissue in part comment seven of our previous letter dated February 20, 2009. Please delete the qualifications in future filings or advise.

Response:

The qualifications referred to in your comment #4 above (and in comment #7 of your February 20, 2009 Staff letter) will be deleted in all our future filings.

Exhibits

5.
We note that the certifications included in the Form 10-Q/A for the period ended March 30, 2008 do not conform in all respects to the required language as set forth in Item 601(b)(31) of Regulation S-B.  Specifically, you omit paragraph 4(d) referring to internal control over financial reporting during the registrant’s most recent fiscal quarter.  We therefore reissue in part comment 9 of our previous letter dated February 20, 2009.  Please file a corrected periodic report.

Response:

Pursuant to your comment #5 above, we have filed a corrected report on Form 10-Q/A for the period ended March 31, 2008 wherein the certification conforms in all respects to the required language as set forth in Item 601(b) (31) of Regulation S-B and of Regulation S-K.  Specifically, the inadvertent omission of the language in paragraph 4(d) referring to internal control over financial reporting during the registrant’s most recent fiscal quarter has been included.

We look forward to your early reply. Please do not hesitate to contact the undersigned with any questions or comments.

Sincerely,

/s/ Michael Ference, Esq.
Michael Ference, Esq.
cc: Frank J. Drohan